UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
United Bankshares, Inc.
(Exact name of registrant as specified in its charter)

West Virginia	55-0641179

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

300 United Center
500 Virginia Street, East
Charleston, West Virginia	25301

(Address of Principal Executive Offices)	Zip Code
Registrant’s Telephone Number, including Area Code: (304) 424-8704

2006 STOCK OPTION PLAN

Steven E. Wilson, Agent for Service
Executive Vice President & Secretary
300 United Center
500 Virginia Street, East
Charleston, WV 25301
(304) 424-8704
Calculation of Registration Fee

		Proposed maximum	Proposed maximum
Title of securities to	Amount to be	offering price	aggregate	Amount of
be registered	registered	per share*	offering price*	registration fee*
Common Stock, $2.50 par value	1,500,000 shares	$37.79	$56,685,000	$6,065.30

*	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rules 457(h)(1) under the Securities and Exchange Act of 1933, the registration is based on the average of the high and low prices of the common stock of United Bankshares, Inc. as reported on NASDAQ Global Select Market on October 23, 2006, and computed based on the maximum number of shares (1,500,000) that may be granted for the securities being registered.

EXPLANATORY NOTE
On May 15, 2006, the shareholders of United Bankshares, Inc. (“United”) approved the United 2006 Stock Option Plan (“2006 Plan”). United hereby offers up to 1,500,000 shares of its common stock, par value $2.50 per share, pursuant to the terms of options which United may hereafter grant to certain officers and key employees of United and its subsidiaries, pursuant to the 2006 Plan.
PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
Item 1. Plan Information.*
Item 2. Registrant Information and Employee Plan Annual Information.*

*	The information required by Part I to be contained in the Section 10(a) prospectus is omitted from this registration statement as permitted by the rules of the Securities and Exchange Commission (“the Commission”). The documents containing the information specified in Item 1 and 2 will be sent or given to certain officers and key employees of United and its subsidiaries as specified by Rule 428(b).
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
          United hereby incorporates by reference into this registration statement the following documents previously filed with the Commission:
▪	United’s proxy statement for the Annual Meeting of Shareholders held May 16, 2006.

▪	United’s Annual Report on Form 10-K for the year ended December 31, 2005.

▪	United’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

▪	United Current Reports on Form 8-K furnished or filed, as applicable, on January 5, 2006, January 26, 2006, January 27, 2006, February 7, 2006, March 23, 2006, April 10, 2006, April 26, 2006, and May 16, 2006, July 26, 2006 and August 29, 2006.

▪	The description of United’s common stock provided in Item 5 under the caption of “Stock” in its Annual Report on Form 10-K for the year ended December 31, 2005, is incorporated herein by reference.

          All reports and other documents filed by United pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.
Item 4. Description of Securities.
          Not applicable.
Item 5. Interests of Named Experts and Counsel
          The legality of the 2006 Plan and the common stock which may be acquired pursuant to the 2006 Plan has been passed upon by Bowles Rice McDavid Graff & Love LLP, 600 Quarrier Street, P.O. Box 1386, Charleston, WV 25325-1386. F. T. Graff, Jr., a member of the Board of Directors, is also a partner in the law firm of Bowles Rice McDavid Graff & Love LLP, which passed upon the legality of the 2006 Plan and the common stock which may be issued under the 2006 Plan. Members of the law firm of Bowles Rice McDavid Graff & Love LLP, including partners and associates, beneficially owned approximately 26,310 shares of United common stock as of September 25, 2006.
Item 6. Indemnification of Directors and Officers
          Under Article V of its Articles of Incorporation, United is required under certain circumstances to indemnify its directors and officers, former directors and officers, and individuals serving at the request of subsidiaries of United, for liabilities and costs arising out of any claim, action, suit or proceeding, whether civil or criminal, to which they are made a party by reason of being or having been such director or officer of United. Indemnification is not required or permitted in circumstances in which such person is adjudged to have committed gross negligence or willful misconduct in serving the corporation in question. In addition, if the Board of Directors of United makes the judgment that settlement of any claim, action, suit or proceeding against such a director or officer or former director or officer is in the best interest of United, then that individual shall be reimbursed by United for his reasonable expenses in connection with the matter and the settlement thereof. These provisions are in addition to all other rights which any director or officer may be entitled as a matter of law. The full text of Article V is set forth below. Reference is made to W Va. Code § 31D-8-850 through § 31D-8-856 which sets forth the indemnification rights permitted under West Virginia law. The full text of the relevant codes are set forth below.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“the Act”) may be permitted to directors, officers, and controlling persons of United, United has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable.

          Article V of the Articles of Incorporation of United contains the following indemnification provision:
          Each director and officer of this corporation, or former director or officer of this corporation, or any person who may have served at its request as a director or officer of another corporation, his heirs and personal representative shall be indemnified by this corporation against costs and expenses at any time reasonably incurred by him arising out of or in connection with any claim, action, suit or proceeding, civil or criminal, against him or to which he may be made a party by reason of his being or having been such director or officer except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of a duty to the corporation. If in the judgment of the board of directors of this corporation a settlement of any claim, action, suit or proceeding so arising be deemed in the best interests of the corporation, any such director or officer shall be reimbursed for any amounts paid by him in effecting such settlement and reasonable expenses incurred in connection therewith. The foregoing right of indemnification shall be in addition to any and all other rights to which any director or officer may be entitled as a matter of law.
W. Va. Code § 31D-8-850 through § 31D-8-856 provide:
§31D-8-850. Part definitions.
In this part:
     (1) “Corporation” includes any domestic or foreign predecessor entity of a corporation in a merger.
     (2) “Director” or “officer” means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity. A director or officer is considered to be serving an employee benefit plan at the corporation’s request if his or her duties to the corporation also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan. “Director” or “officer” includes, unless the context requires otherwise, the estate or personal representative of a director or officer.
     (3) “Disinterested director” means a director who, at the time of a vote referred to in subsection (c), section eight hundred fifty-three of this article or a vote or selection referred to in subsection (b) or (c), section eight hundred fifty-five of this article, is not: (A) A party to the proceeding; or (B) an individual having a familial, financial, professional or employment relationship with the director whose indemnification or advance for expenses is the subject of the decision being made, which relationship would, in the circumstances, reasonably be expected to exert an influence on the director’s judgment when voting on the decision being made.
     (4) “Expenses” includes counsel fees.
     (5) “Liability” means the obligation to pay a judgment; settlement; penalty; fine, including an excise tax assessed with respect to an employee benefit plan; or reasonable expenses incurred with respect to a proceeding.
     (6) “Official capacity” means:
          (A) When used with respect to a director, the office of director in a corporation; and

          (B) When used with respect to an officer, as contemplated in section eight hundred fifty-six of this article, the office in a corporation held by the officer. “Official capacity” does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan or other entity.
     (7) “Party” means an individual who was, is or is threatened to be made, a defendant or respondent in a proceeding.
     (8) “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal.
§31D-8-851. Permissible indemnification.
     (a) Except as otherwise provided in this section, a corporation may indemnify an individual who is a party to a proceeding because he or she is a director against liability incurred in the proceeding if:
     (1) (A) He or she conducted himself or herself in good faith; and
     (B) He or she reasonably believed: (i) In the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation; and (ii) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and
     (C) In the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or
     (2) He or she engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by subdivision (5), subsection (b), section two hundred two, article two of this chapter.
     (b) A director’s conduct with respect to an employee benefit plan for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subparagraph (ii), paragraph (B), subdivision (1), subsection (a) of this section.
     (c) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not determinative that the director did not meet the relevant standard of conduct described in this section.
     (d) Unless ordered by a court under subdivision (3), subsection (a), section eight hundred fifty-four of this article, a corporation may not indemnify a director:
     (1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (a) of this section; or
     (2) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in his or her official capacity.
§31D-8-852. Mandatory Indemnification.
     A corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

§31D-8-853. Advance for expenses.
     (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation:
     (1) A written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in section eight hundred fifty-one of this article or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by subdivision (4), subsection (b), section two hundred two, article two of this chapter; and
     (2) His or her written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification under section eight hundred fifty-two of this article and it is ultimately determined under section eight hundred fifty-four or eight hundred fifty-five of this article that he or she has not met the relevant standard of conduct described in section eight hundred fifty-one of this article.
     (b) The undertaking required by subdivision (2), subsection (a) of this section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.
     (c) Authorizations under this section are to be made:
     (1) By the board of directors:
     (A) If there are two or more disinterested directors, by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote; or
     (B) If there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection (c), section eight hundred twenty-four of this article in which authorization directors who do not qualify as disinterested directors may participate; or
     (2) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the authorization; or
     (3) By special legal counsel selected in a manner in accordance with subdivision (2), subsection (b), section eight hundred fifty-five of this article.
§31D-8-854. Circuit court-ordered indemnification and advance for expenses.
     (a) A director who is a party to a proceeding because he or she is a director may apply for indemnification or an advance for expenses to the circuit court conducting the proceeding or to another circuit court of competent jurisdiction. After receipt of an application and after giving any notice it considers necessary, the circuit court shall:
     (1) Order indemnification if the circuit court determines that the director is entitled to mandatory indemnification under section eight hundred fifty-two of this article;
     (2) Order indemnification or advance for expenses if the circuit court determines that the director is entitled to indemnification or advance for expenses pursuant to a provision authorized by subsection (a), section eight hundred fifty-eight of this article; or
     (3) Order indemnification or advance for expenses if the circuit court determines, in view of all the relevant circumstances, that it is fair and reasonable:
     (A) To indemnify the director; or
     (B) To advance expenses to the director, even if he or she has not met the relevant standard of conduct set forth in subsection (a), section eight hundred fifty-one of this article, failed to comply with section eight hundred fifty-three of this article or was adjudged liable in a proceeding referred to in subdivision (1) or (2), subsection (d), section eight hundred fifty-one of this article, but if he or she was adjudged so liable his or her indemnification is to be limited to reasonable expenses incurred in connection with the proceeding.
     (b) If the circuit court determines that the director is entitled to indemnification under subdivision (1), subsection (a) of this section or to indemnification or advance for expenses under subdivision (2) of said subsection, it shall also order the corporation to pay the director’s reasonable expenses incurred in connection with obtaining circuit court-ordered indemnification or advance for expenses. If the circuit court determines that the director is entitled to indemnification or advance for expenses under subdivision (3) of said subsection, it may also order the corporation to pay the director’s reasonable expenses to obtain circuit court-ordered indemnification or advance for expenses.
§31D-8-855. Determination and authorization of indemnification.
     (a) A corporation may not indemnify a director under section eight hundred fifty-one of this article unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he or she has met the relevant standard of conduct set forth in section eight hundred fifty-one of this article.
     (b) The determination is to be made:
     (1) If there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote;
     (2) By special legal counsel:
     (A) Selected in the manner prescribed in subdivision (1) of this subsection; or
     (B) If there are fewer than two disinterested directors, selected by the board of directors in which selection directors who do not qualify as disinterested directors may participate; or
     (3) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.
     (c) Authorization of indemnification is to be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification is to be made by those entitled under paragraph (B), subdivision (2), subsection (b) of this section to select special legal counsel.
§31D-8-856. Indemnification of officers.
     (a) A corporation may indemnify and advance expenses under this part to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:
     (1) To the same extent as a director; and
     (2) If he or she is an officer but not a director, to a further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract except for:
     (A) Liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding; or
     (B) Liability arising out of conduct that constitutes:
     (i) Receipt by him or her of a financial benefit to which he or she is not entitled;

     (ii) An intentional infliction of harm on the corporation or the shareholders; or
     (iii) An intentional violation of criminal law.
     (b) The provisions of subdivision (2), subsection (a) of this section apply to an officer who is also a director if the basis on which he or she is made a party to the proceeding is an act or omission solely as an officer.
     (c) An officer of a corporation who is not a director is entitled to mandatory indemnification under section eight hundred fifty-two of this article and may apply to a court under section eight hundred fifty-four of this article for indemnification or an advance for expenses in each case to the same extent to which a director may be entitled to indemnification or advance for expenses under those provisions.
          Subject to certain exceptions, United’s directors and officers and its affiliates are insured to the extent of 100% of loss up to a maximum of $15,000,000 (subject to certain deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers and up to a maximum of $15,000,000 (subject to certain deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as fiduciaries in the administration of certain of United’s employee benefit programs.
Item 7. Exemption from Registration Claimed
          Not Applicable
Item 8. Exhibits

Exhibit No.	Exhibit

(5)	Opinion of Bowles Rice McDavid Graff & Love LLP regarding the legality of the securities being registered.

(23)	Consents of experts and counsel.

23.1 Consent of Bowles Rice McDavid Graff & Love LLP

23.2 Consent of Ernst & Young LLP

Item 9. Undertakings
(a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Charleston, State of West Virginia, on this 25th day of September, 2006.

UNITED BANKSHARES, INC.
(Registrant)

By	/s/ Richard M. Adams
Richard M. Adams
Chairman of the Board
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Richard M. Adams	Chairman of the Board,	September 25, 2006
Richard M. Adams	Director, Chief Executive Officer

/s/ Steven E. Wilson	Executive Vice President	September 25, 2006
Steven E. Wilson	Chief Financial Officer, Treasurer and
Chief Accounting Officer

/s/ Robert G. Astorg	Director	September 25, 2006
Robert G. Astorg

/s/ Thomas J. Blair, III	Director	September 25, 2006
Thomas J. Blair, III

	Director	September 25, 2006
W. Gaston Caperton, III

/s/ Lawrence K. Doll	Director	September 25, 2006
Lawrence K. Doll

/s/ Theodore J. Georgelas	Director	September 25, 2006
Theodore J. Georgelas

	Director	September 25, 2006
F. T. Graff, Jr.

SIGNATURES
(continued)

Signatures	Title	Date

/s/ Russell L. Isaacs	Director	September 25, 2006
Russell L. Isaacs

/s/ John M. McMahon	Director	September 25, 2006
John M. McMahon

/s/ J. Paul McNamara	Director	September 25, 2006
J. Paul McNamara

	Director	September 25, 2006
G. Ogden Nutting

/s/ William C. Pitt, III	Director	September 25, 2006
William C. Pitt, III

/s/ I.N. Smith, Jr.	Director	September 25, 2006
I. N. Smith, Jr.

/s/ Mary K. Weddle	Director	September 25, 2006
Mary K. Weddle

/s/ P. Clinton Winter	Director	September 25, 2006
P. Clinton Winter, Jr.

UNITED BANKSHARES, INC.
FORM S-8
EXHIBITS INDEX
Item 601
Paragraph (b)

Reference		Page

(5)	Opinion of Bowles Rice McDavid Graff & Love LLP regarding the legality of the securities being offered	14

(23.1)	Consent of Bowles Rice McDavid Graff & Love LLP	14

(23.2)	Consent of Ernst & Young LLP	15